Profit and Loss

Hydr8 US LLC

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Channel Discount	
Shopify Discount	-3.89
Total for Channel Discount	**-$3.89**
Channel Sales	
Shopify Sales	502.04
Total for Channel Sales	**$502.04**
Channel Shipping Income	
Shopify Shipping Income	78.90
Total for Channel Shipping Income	**$78.90**
Discounts given	-1,651.82
Sales	3,133.45
Sales of Product Income	948.00
Services	86,723.45
Total for Income	**$89,730.13**
Cost of Goods Sold	
Channel Selling Fees	
Shopify Selling Fees	16.49
Total for Channel Selling Fees	**$16.49**
Cost of goods sold	279,780.77
Shipping	3,315.25
Total for Cost of Goods Sold	**$283,112.51**
Gross Profit	**-$193,382.38**
Expenses	
Advertising & marketing	1,565.40
Commissions & fees	$12,000.00
Broker Fees	3,600.00
Total for Commissions & fees	**$15,600.00**
Contract labor	10,000.00
General business expenses	
Bank fees & service charges	165.50
Memberships & subscriptions	399.00
Total for General business expenses	**$564.50**
Insurance	1,207.00
Legal & accounting services	163.00
Marketing	117.00
Office expenses	
Shipping & postage	413.24
Software & apps	1,024.77
Total for Office expenses	**$1,438.01**

Profit and Loss

Hydr8 US LLC

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
QuickBooks Payments Fees	1,064.24
Taxes paid	1,894.37
Uncategorized Expense	921.72
Total for Expenses	**$34,535.24**
Net Operating Income	**-$227,917.62**
Other Income	
Late Fee Income	36.82
Other income	$1,031.20
Interest earned	9.95
Total for Other income	**$1,041.15**
Total for Other Income	**$1,077.97**
Other Expenses	
Home office	
Property taxes	10.16
Total for Home office	**$10.16**
Total for Other Expenses	**$10.16**
Net Other Income	**$1,067.81**
Net Income	**-$226,849.81**